U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25



                        COMMISSION FILE NUMBER 011-13499



                           NOTIFICATION OF LATE FILING
                           ---------------------------



(
(Check One):
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


[ ]    Form 10-K             [ ] Form 11-K              [ ] Form 20-F             [X] Form 10-Q


       For Period Ended:     SEPTEMBER 30, 2001
                        ---------------------------

[ ]    Transition Report on Form 10-K                   [ ] Transition Report on Form 10-Q


[ ]    Transition Report on Form 20-F                   [ ] Transition Report on Form N-SAR


[ ]    Transition Report on Form 11-K

       For Transition Period Ended:
                                   ---------
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:     EQUITY ONE, INC.
                        -----------------------------

Former Name if Applicable:
                          ---------------------------

Address of Principal Executive Office (Street and Number):

        1696 N.E. MIAMI GARDENS DRIVE
        ---------------------------------------

City, State and Zip Code:     MIAMI, FLORIDA  33179
                         --------------------------

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PART II - RULE 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      [X]    (a)      The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable effort or expense;

      [X]    (b)      The subject annual report, semi-annual report, transition
                      report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ]    (c)      The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                     SEE PART III NARRATIVE ATTACHED HERETO
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PART IV - OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification:

                        HOWARD SIPZNER,
                    CHIEF FINANCIAL OFFICER    (305)           947-1664
         -----------------------------------------------------------------------
                             (Name)         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                           [X]   Yes                 [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X]   Yes                 [ ]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      SEE PART IV NARRATIVE ATTACHED HERETO
                      -------------------------------------



                                EQUITY ONE, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2001                       By: /s/ Howard M. Sipzner
                                                   -----------------------------
                                               Name:   Howard M. Sipzner
                                               Title:  Chief Financial Officer


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                            ATTACHMENT TO FORM 12B-25

            FORM 10-Q FOR THE ANNUAL PERIOD ENDED SEPTEMBER 30, 2001



PART III - NARRATIVE


On September 20, 2001, the Registrant acquired Centrefund Realty (U.S.) Corporation ("CEFUS") in a stock exchange transaction valued at approximately $280 million (including assumed debt). On September 21, 2001, the Registrant acquired United Investors Realty Trust ("UIRT") in a stock and cash transaction valued at $150 million (including assumed debt). The Registrant has been working diligently since that time to complete the financial accounting related to the two acquisitions and the consolidation of the financial statements thereof with the Registrant's, and Registrant released its earnings on November 13, 2001. The Registrant has incurred significant expense compiling all the required information and supporting schedules, but given the complexity and scope of the additional work, will not be able to complete the full consolidated financial statements and related Management's Discussion and Analysis of Results of Operations and Financial Condition and other required disclosures in time for the November 14, 2001 Form 10-Q deadline. Accordingly, this notification is being filed by the Registrant.


PART IV - NARRATIVE


The results for the quarter and nine months ended September 30, 2000 will be restated to incorporate the results of CEFUS for the period of August 18, 2000 to September 30, 2000. The results for the quarter and nine months ended September 30, 2001 will be adjusted to incorporate the results of CEFUS for the period of January 1, 2001 to September 19, 2001. The effect on the prior year 2000 and current year 2001 statements is as follows:


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                                   THREE MONTHS ENDED                NINE MONTHS ENDED
                                      SEPTEMBER 30,                    SEPTEMBER 30,
                               --------------------------          -----------------------
                                 2001              2000              2001           2000
                               --------          --------          --------       --------
                                    (UNAUDITED)                        (UNAUDITED)
REVENUES:
     Equity One.............   $ 11,928          $  8,415          $ 31,687       $ 24,510
     CEFUS..................      8,107             4,541            26,620          4,541
                               --------          --------          --------       --------
  Total Revenues............   $ 20,035          $ 12,956          $ 58,307       $ 29,051
                               ========          ========          ========       ========

NET INCOME:
     Equity One.............   $  3,916          $  2,753          $ 10,158       $  8,163
     CEFUS..................      1,910               250             3,467            250
                               --------          --------          --------       --------
  Total Net Income..........   $  5,826          $  3,003          $ 13,625       $  8,413
                               ========          ========          ========       ========
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The acquisition of CEFUS is being accounted for as a combination of entities under common control. Prior to the Registrant's acquisition of CEFUS,
Gazit-Globe (1982) Ltd., Registrant's ultimate majority shareholder, owned an indirect 68.07% interest in CEFUS, which interest was acquired on August 18,
2000. In accordance with such accounting treatment, the Registrant is required to consolidate the operations of Equity One and CEFUS between August 18, 2000



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and September 19, 2001, subject to a 31.93% minority interest in CEFUS. On
September 20, 2001, Equity One acquired 100% of CEFUS from First Capital Realty, thereby eliminating, for financial reporting purposes, the remaining 31.93% minority interest.

In addition, the Registrant's results for the quarter and nine months ended September 30, 2001 will reflect the results of UIRT from September 21, 2001 in accordance with the purchase accounting treatment of such acquisition.


























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